HAGEMEYER

HAGEMEYER SERVICES B.V., RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 695 76 11, FAX (035) 695 77 03

Filenr. 82-4865

LEGAL DEPARTMENT

SEC MAIL PROCESSING
RECEIVED
JAN 2 9 2004
WASH. D.C. 153 SECTION

Direct line 6957

Our ref.

Your ref.

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04012510

Naarden, 19 January 2003

SUPPL

Re: Hagemeyer N.V.,
Filenr. 82-4865

Dear Sir, Madam,

Pursuant to paragraph (b) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 I herewith furnish a press release with substantial information about our company. The filenumber of Hagemeyer N.V. is: 82-4865.

Yours truly,

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Patricia Vonk

Enc.

Filenr. 82-4865

LIST OF PUBLIC DOCUMENTS OF HAGEMEYER N.V.
Since 10 December 2003

1. COMMERCIAL REGISTER

Date	Language	Change
None		

2. PRESS RELEASES

Date	Language	Subject
23-12-2003	English and Dutch	Change of Trust conditions of the Trust Office.
09-01-2004	English and Dutch	Refinancing transaction
09-01-2004	English and Dutch	Shareholders adopt all agenda items at the General Meeting of Shareholders
15-01-2004	English and Dutch	Announcement of 'Record Date' at 5.40 p.m. CET
16-01-2004	English and Dutch	Departure of Mr Hol as a member of the executive committee
16-01-2004	English and Dutch	Interim report nine months ending September 2003

3. PUBLIC ADVERTISEMENTS

Date	Language	Subject
11-12-2003	Dutch	Announcement extra ordinary meeting of shareholders of Hagemeyer N.V. on 9 January 2004
16-01-2004	Dutch	Offering of new shares of Hagemeyer N.V.

4. ACCOUNTS

Language	Subject
None	

5. OTHER

Date	Language	Subject
None		

82-4865

Not for distribution in the United States, Canada, Australia or Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

In anticipation of today's General Meeting of Shareholders, Hagemeyer announces it expects the "Record Date" for the proposed refinancing transaction as announced on 9 December 2003 to be no later than Thursday 15 January 2004 (5.40 p.m. CET), subject to approval of the General Meeting of Shareholders and completion of legal documentation. The announcement of the Record Date will be made prior to the opening of the stock exchange on the day of the Record Date.

Naarden, January 9, 2004
Hagemeyer N.V.
Board of Management

THE SECURITIES OF HAGEMEYER N.V. ARE NOT BEING REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY ONLY BE OFFERED OR SOLD IN THE UNITED STATES IF REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

For further information: Corporate Services
+31(0)20- 4715225
www.hagemeyer.com

82-4865

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PERSBERICHT

In het kader van de Algemene Vergadering van Aandeelhouders van vandaag deelt Hagemeyer mee dat zij verwacht dat de "Record Date" van de voorgestelde herfinancieringstransactie, zoals aangekondigd op 9 december 2003, niet later zal zijn dan donderdag 15 januari 2004 (5.40 p.m. CET). Dit is onder voorbehoud van goedkeuring in de Algemene Vergadering van Aandeelhouders en de afronding van de juridische documentatie. De aankondiging van de Record Date zal vóór beurs worden gedaan op de dag waarop de Record Date valt.

Naarden, 9 januari 2004
Hagemeyer N.V.
Raad van Bestuur

DE AANDELEN VAN HAGEMEYER ZULLEN NIET WORDEN GEREGISTREERD ONDER DE US SECURITIES ACT VAN 1933, ZOALS AANGEPAST ("DE SECURITIES ACT") EN MOGEN SLECHTS WORDEN AANGEBODEN OF VERKOCHT IN DE VERENIGDE STATEN INDIEN GEREGISTREERD ONDER DE SECURITIES ACT OF INDIEN WORDT BESCHIKT OVER EEN VRIJSTELLING VAN DEZE REGISTRATIE.

Voor nadere informatie: Corporate Services
+31(0)20- 4715225
www.hagemeyer.com

82 - 4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Hagemeyer announces that, following the Explanatory Memorandum issued by the Company, the Board of Stichting Administratiekantoor Preferente Aandelen Hagemeyer (subsequently referred to as "the Trust Office") has informed Hagemeyer of its intention to change the trust conditions of the Trust Office. The Board of the Trust Office has asked Hagemeyer to grant the approval required for this, and Hagemeyer has complied with this request.

The purpose of the proposed change is to abolish the limitation in the exercise of voting rights currently contained in the trust conditions, namely, that the number of votes to which the Trust Office is entitled is no more than one/fifteenth of the total number of cumulative preference shares held by it. This limitation was introduced in 1995, due to the substantial difference that then existed between the market price of an ordinary share and the capital put in for a preference share. Since, in the view of the Board of the Trust Office, this situation no longer obtains, the Board believes the limitation should be abolished.

The Board of the Trust Office consists of two independent members, Messrs S.D. de Bree (Chair) and J.L. Brentjens, and a third member, R. ter Haar, representing Hagemeyer.

The Trust Office's purpose is to exercise the voting rights in respect of the Hagemeyer preference shares which it holds in such a way that the interests of Hagemeyer, the companies operated by Hagemeyer and its affiliated companies, and of all stakeholders in these various companies are safeguarded as effectively as possible.

The above-mentioned limitation in the exercise of voting rights is described in Section 5 (Main Shareholders) of the Explanatory Memorandum issued by Hagemeyer N.V. on 11 December 2003, where it is also stated that, in accordance with this limitation on the exercise of voting rights, the Trust Office, which holds 19.03% of the issued share capital of Hagemeyer, is only entitled to vote in respect of 1.3% of Hagemeyer's shares with voting rights. The proposed change in the trust conditions would result in the Trust Office having the right to decide to exercise voting rights on 19.03% of the issued Hagemeyer share capital.

If the Shareholders' Meeting, to be held on 9 January 2004, approves the transaction as proposed in the Explanatory Memorandum, the preference shares will be converted into ordinary shares.

Naarden, December 23, 2003
HAGEMEYER N.V.
Board of Management

Note to the editor

For further information: R.A.J. Hin
31.35.6957676

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Hagemeyer maakt het volgende bekend:
Naar aanleiding van het door de vennootschap uitgegeven Explanatory Memorandum heeft het Bestuur van Stichting Administratiekantoor Preferente Aandelen Hagemeyer ("de Stichting") Hagemeyer laten weten voornemens te zijn om de administratievoorwaarden van de Stichting te wijzigen. Het Bestuur van de Stichting heeft aan Hagemeyer gevraagd om de hiervoor benodigde goedkeuring te verlenen. Hagemeyer heeft aan dit verzoek gehoor gegeven.

Het doel van de wijziging van de administratievoorwaarden is het opheffen van de hierin opgenomen beperking in de uitoefening van het stemrecht. In de administratievoorwaarden is bepaald dat de Stichting beperkt is tot het uitbrengen van 1/15 van het aantal aan de door de Stichting gehouden preferente aandelen verbonden stemmen. Deze beperking was ingegeven door het in 1995 bestaande aanzienlijke verschil tussen de beurskoers van een gewoon aandeel en de waarde van de inbreng van een preferent aandeel. Het Bestuur van de Stichting is van oordeel dat deze situatie zich niet meer voordoet en dat derhalve deze beperking dient te worden opgeheven.

Het bestuur van de Stichting bestaat uit twee onafhankelijke leden, de heren Ir. S.D. de Bree (voorzitter) en Drs. J.L. Brentjens en als derde lid de heer Mr R. ter Haar, vertegenwoordiger van de Vennootschap.

Het doel van de Stichting is om op de door haar gehouden preferente aandelen Hagemeyer op zodanige wijze het stemrecht uit te oefenen dat de belangen van Hagemeyer en van de ondernemingen die door Hagemeyer en de met Hagemeyer verbonden vennootschappen in stand worden gehouden en alle daarbij betrokkenen, zo goed mogelijk worden gewaarborgd.

In het door Hagemeyer N.V. uitgegeven Explanatory Memorandum d.d. 11 december 2003 is onder Hoofdstuk 5, Grootste Aandeelhouders, de hierboven genoemde beperking in de uitoefening van het stemrecht beschreven en is aangegeven dat de Stichting als houdster van 19,03% van het geplaatste kapitaal Hagemeyer overeenkomstig deze beperking in de uitoefening van het stemrecht slechts gerechtigd is om op 1,3% van Hagemeyers stemgerechtigde aandelen haar stemrecht uit te brengen. Als gevolg van de wijziging van de administratievoorwaarden heeft de Stichting het recht om te besluiten om op 19,03% van het geplaatste kapitaal Hagemeyer stemrecht uit te oefenen.

Bij goedkeuring door de aandeelhoudersvergadering op 9 januari 2004 van de in het Explanatory Memorandum voorgestelde transactie, zullen de preferente aandelen worden omgezet in gewone aandelen.

Naarden, 23 december 2003
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Voor nadere informatie: R.A.J.Hin
035-6957676

82-4865

Not for distribution in the United States, Canada, Australia or Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Hagemeyer shareholders adopt all agenda items at the General Meeting of Shareholders enabling Hagemeyer to continue with its refinancing transaction

- The proposed transaction including a rights issue and the issue of subordinated convertible bonds has been approved by the shareholders
- Amendments to Articles of Association have been adopted
- Wiet Pot has been appointed as a member of the Board of Management

Hagemeyer announces that during its General Meeting of Shareholders, all agenda items have been adopted. The approval was confirmed by the vast majority of the votes represented in the meeting.

In addition, Hagemeyer announces its intention to proceed with a 7 for 2 rights issue of ordinary shares at an issue price of EUR 1.20 per share and the issue of a subordinated convertible bond, raising approximately EUR 460 million and EUR 150 million respectively. The rights issue will comprise approximately 383.1 million ordinary shares. The rights issue and the issue of the subordinated convertible bond have been fully underwritten, subject to customary closing conditions.

This morning Hagemeyer announced it expects the "Record Date" for the refinancing transaction to be no later than Thursday 15 January 2004 (5.40 p.m. CET). The announcement of the Record Date will be made prior to the opening of the stock exchange on the day of the Record Date.

Approval refinancing transaction
The shareholders have approved the proposal to issue at most 383,107,396 shares at an issue price of at least EUR 1.20 per share as well as to grant 100,000,000 share subscription rights at an exercise price of at least EUR 1.50 per share in connection with the issuance of subordinated convertible bonds. Additionally the shareholders have approved the proposal to exclude the pre-emptive rights of shareholders upon the issuance of shares and the granting of share subscription rights in connection with the issuance of subordinated convertible bonds.

Amendments to Articles of Association

The shareholders have also approved to amend the Articles of Association of Hagemeyer N.V. The authorised capital of Hagemeyer N.V. shall be increased to EUR 810 million. The reference to preference shares shall also be taken out. Finally some technical amendments shall be effected. Upon the amendments of the Articles of Association becoming effective, the issued preference shares shall be converted into shares without specification with similar nominal value.

Furthermore, authorisation is granted to each member of the Board of Management, and to each junior civil-law notary and notarial assistant of Allen & Overy, attorneys, civil-law notaries and tax consultants in Amsterdam, to apply for the required ministerial certificate of no objection, and to have the deed of amendment of the Articles of Association executed.

Appointment of a member of the Board of Management

Wiet Pot has been appointed as a member of the Board of Management.

Naarden, January 9, 2004
Hagemeyer N.V.
Board of Management

THE SECURITIES OF HAGEMEYER N.V. ARE NOT BEING REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY ONLY BE OFFERED OR SOLD IN THE UNITED STATES IF REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

For further information: Corporate Services
+31(0)20- 4715225
www.hagemeyer.com

82-4865

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PERSBERICHT

Aandeelhouders Hagemeyer akkoord met alle voorstellen tijdens Algemene Vergadering van Aandeelhouders, waardoor Hagemeyer door kan gaan met haar herfinancieringstransactie

- De voorgestelde transactie inclusief claim emissie en de uitgifte van een achtergestelde converteerbare obligatielening is goedgekeurd door de aandeelhouders
- Statutenwijziging is goedgekeurd
- Wiet Pot is benoemd tot lid van de Raad van Bestuur

Hagemeyer maakt bekend dat alle voorstellen tijdens de Algemene Vergadering van Aandeelhouders zijn goedgekeurd. De goedkeuring werd verleend met de overgrote meerderheid van de stemmen die waren vertegenwoordigd tijdens de vergadering.

Hagemeyer kondigt tevens haar voornemen aan om door te gaan met de 7 voor 2 claim emissie van gewone aandelen met een uitgifteprijs van EUR 1,20 per aandeel en de uitgifte van een achtergestelde converteerbare obligatielening, die respectievelijk EUR 460 en EUR 150 miljoen zullen opbrengen. De claim emissie zal bestaan uit circa 383,1 miljoen gewone aandelen. Zowel de claim emissie als de achtergestelde converteerbare obligatielening wordt volledig gegarandeerd, onder voorbehoud van de gebruikelijke condities.

Hedenochtend maakte Hagemeyer bekend te verwachten dat de "Record Date" van de herfinancieringstransactie niet later zal zijn dan donderdag 15 januari 2004 (5.40 p.m. CET). De aankondiging van de Record Date zal vóór beurs worden gedaan op de dag waarop de Record Date valt.

Goedkeuring herfinancieringstransactie

De aandeelhouders hebben het voorstel goedgekeurd om ten hoogste 383.107.396 aandelen uit te geven tegen een uitgifteprijs van ten minste EUR 1,20 per aandeel, en tot het verlenen van rechten tot het nemen van 100.000.000 aandelen voor een uitoefenprijs van ten minste EUR 1,50 per aandeel in verband met de nieuw uit te geven achtergestelde converteerbare obligaties. Verder hebben de aandeelhouders ingestemd met het voorstel

tot uitsluiting van het voorkeursrecht van aandeelhouders op de uit te geven aandelen en te verlenen rechten tot het nemen van aandelen in verband met de nieuw uit te geven achtergestelde converteerbare obligaties.

Statutenwijziging

De aandeelhouders hebben tevens het voorstel aangenomen de statuten van Hagemeyer N.V. te wijzigen. Het maatschappelijk kapitaal van Hagemeyer N.V. zal worden verhoogd tot EUR 810 miljoen. Voorts zullen de verwijzingen naar preferente aandelen komen te vervallen. Tenslotte zal nog een enkele technische wijziging worden doorgevoerd. De ten tijde van de totstandkoming van de statutenwijziging geplaatste preferente aandelen zullen op dat tijdstip tot gelijk nominaal bedrag worden omgezet in aandelen zonder nadere aanduiding.

Verder is een machtiging verleend aan ieder lid van de Raad van Bestuur, alsmede aan iedere (kandidaat-) notaris en notarieel medewerker van Allen & Overy, advocaten, notarissen en belastingadviseurs te Amsterdam, om op het ontwerp van de akte van statutenwijziging de verklaring van geen bezwaar te vragen en om die akte te doen passeren.

Benoeming lid Raad van Bestuur

Wiet Pot is benoemd tot lid van de Raad van Bestuur

Naarden, 9 januari 2004
Hagemeyer N.V.
Raad van Bestuur

DE AANDELEN VAN HAGEMEYER ZULLEN NIET WORDEN GEREGISTREERD ONDER DE US SECURITIES ACT VAN 1933, ZOALS AANGEPAST ("DE SECURITIES ACT") EN MOGEN SLECHTS WORDEN AANGEBODEN OF VERKOCHT IN DE VERENIGDE STATEN INDIEN GEREGISTREERD ONDER DE SECURITIES ACT OF INDIEN WORDT BESCHIKT OVER EEN VRIJSTELLING VAN DEZE REGISTRATIE.

Voor nadere informatie: Corporate Services
+31(0)20- 4715225
www.hagemeyer.com

82-4865

Not for distribution in the United States, Canada, Australia or Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Hagemeyer announces "Record Date" for the refinancing transaction to be today after close of trading at 5.40 p.m. CET

- **Following the approval of the General Meeting of Shareholders dated 9 January 2004, Hagemeyer announces the Record Date for the refinancing transaction to be today at 5.40 p.m. CET**
- **A timetable below lists certain important dates relating to the offering**
- **Tomorrow Hagemeyer will publish the Prospectus and its results for the nine months ended September 30, 2003**
- **Hagemeyer furthermore announces it has reached agreement with its lenders on the final terms of the refinancing transaction. Closing is expected to take place on 5 February 2003, subject to fulfilment of certain customary conditions**

Timetable

(all times referred to are CET)

- Record Date for transferable subscription entitlements ("SETs")	15 January 2004 (after close of trading, 5.40 p.m.)
- Publication Prospectus and results for the nine months ended September 30, 2003	16 January 2004, 9.00 a.m.
- Start SETs exercise period	
- Start trading of shares Ex-SET and SETs on Euronext Amsterdam	
- End trading SETs on Euronext Amsterdam	27 January 2004, 1.00 p.m.
- End SET exercise period	27 January 2004, 3.30 p.m.
- Announcement of SETs subscription and subordinated convertible bond coupon and conversion premium range	28 January 2004 (prior to trading)
- Start 'Rump placement'	28 January 2004
- Start subordinated convertible bond offering	28 January 2004

- End Rump placement (subject to acceleration)	29 January 2004
- End of subordinated convertible bond offering (subject to acceleration)	29 January 2004
- Allotment of offer shares and subordinated convertible bonds	On or about 29 January 2004
- Announcement subordinated convertible bond coupon and conversion premium by means of press release and advertisement in the Daily Official List ("Officiële Prijscourant") of Euronext Amsterdam and in a national newspaper which is distributed daily in the Netherlands	30 January 2004 (prior to trading, subject to acceleration)
- Payment and delivery of the offer shares and subordinated convertible bonds (subject to acceleration)	5 February 2004
- Start trading in and admission to listing of the new ordinary shares and subordinated convertible bonds on Euronext Amsterdam (subject to acceleration)	

For more information on the offering we explicitly refer to the Prospectus (the "Prospectus"), which will be published on January 16, 2004 (see Appendix I "More Information on Offering").

Naarden, January 15, 2004
Hagemeyer N.V.
Board of Management

THE SECURITIES OF HAGEMEYER N.V. ARE NOT BEING REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY ONLY BE OFFERED OR SOLD IN THE UNITED STATES IF REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

For further information: Corporate Services
+31(0)20- 4715225
www.hagemeyer.com

Appendix I – Summary of rights offering and subordinated convertible bond offering

Appendix II – Description of new committed credit facilities

Not for distribution in the United States, Canada, Australia or Japan

Appendix I – Summary of the rights offering and subordinated convertible bond offering

General
The 383,107,396 new ordinary shares, which we refer to as the "offer shares", will initially be offered through the rights offering to eligible shareholders and thereafter through a private placement to other investors in The Netherlands and elsewhere. Except in certain limited circumstances, the new ordinary shares will be offered only in offshore transactions outside the United States in reliance on Regulation S under the US Securities Act of 1933.

Grant of SETs
Eligible holders of Hagemeyer shares following the Record Date, which will be on 5.40 p.m. on 15 January 2004, will receive one SET for each ordinary share held by them. Every 2 SETs will entitle the eligible holder to subscribe for 7 offer shares at the issue price of € 1.20 per share. Accordingly, 7 offer shares may be subscribed for every 2 shares held on the record date.

Trading of SETs
SETs will trade on Euronext Amsterdam from 16 January 2004 up to and including 1.00 p.m. on 27 January 2004. Investors interested in purchasing, selling or transferring the SETs should be aware that they may be restricted from exercising SETs if they are located in countries other than the Netherlands.

Exercise of SETs
Eligible holders of SETs may subscribe for offer shares by exercising their SETs during the period starting on 16 January 2004 and ending on 3.30 p.m. on 27 January 2004. SETs can only be exercised in a multiple of 2 SETs. Once a holder has validly exercised its SETs, it may not revoke or modify that exercise. If a holder has not exercised its SETs before the end of the SET exercise period, he/she will no longer be able to exercise SETs and the offer shares underlying such SETs may be offered for sale by the syndicate members, as described below under 'Unexercised SETs'.

Method of Subscription and Payment
Eligible shareholders should be informed by the financial institution through which they hold their Hagemeyer shares of the number of SETs to which they are entitled. If a holder wishes to exercise SETs, he/she should instruct the financial institution where the SETs are administrated in accordance with the instructions received from it. Method of payments is described in the Prospectus.

Subscription Agent
ABN AMRO Bank N.V. will act as subscription agent to accept subscriptions for offer shares through the exercise of SETs. The financial institution through which SETs are held will be responsible for collecting exercise instructions from holders and for informing the subscription agent of such holder's subscription.

Unexercised SETs
If any SETs are not exercised by the end of the SET exercise period for any reason, the syndicate members will offer any offer shares underlying such unexercised SETs by way of private placements in the Netherlands and elsewhere, in transactions made outside the United States in reliance on Regulation S of the US Securities Act. In such event, the syndicate members will endeavour to procure by no later than 5.30 p.m. on 29 January 2004, subscribers for the offer shares underlying any unexercised SETs.

If any such sale is completed by the syndicate members, and the proceeds of the sale (after deducting the expenses of procuring such subscribers and any applicable taxes) amount to more than the issue price of €1.20 per share, any such excess proceeds will be rounded down to the nearest whole eurocent per SET and will be distributed to the persons who held unexercised SETs following the expiry of the SET exercise period (in proportion to the unexercised SETs held by them at that time). There can be no guarantee that any such private sale of offer shares by the syndicate members will take place or that there will be any excess proceeds available for distribution. Hagemeyer will not compensate, directly or indirectly, holders of unexercised SETs other than as set out above.

Conditions

Completion of the offering of the offer shares and subordinated convertible bonds is conditional upon the fulfilment of certain conditions precedent, as described in more detail in the Prospectus.

Closing Date

It is expected that payment and delivery of the shares and subordinated convertible bonds included in the offering will take place on or about 5 February 2004.

Listing and Trading

Application has been made to list all shares issued in connection with the transaction on the Official Segment of the Stock Market of Euronext Amsterdam N.V. Trading in the offer shares will commence at the time such shares are admitted to listing, expected to be on or about 5 February 2004.

Summary of the Subordinated Convertible Bond Offering

The €150 million of subordinated convertible bonds due 2009 ("bonds") will be offered in private offerings in the Netherlands and in certain other eligible jurisdictions. Certain of our lenders will have preferential subscription rights to subscribe for up to €50,000,000 of the bonds which, if taken up by such lenders, will be paid for by means of set-off of an equivalent amount of our existing monetary obligations to such lenders. The coupon and initial conversion price of the bonds will be determined through an accelerated bookbuilding exercise. The proceeds of the bonds are guaranteed at a coupon of 8% and a conversion price of €1.50 per ordinary share. Upon launch of the convertible bond offering, which is expected to take place no later than 28 January 2004, we will publish the indicative range for the coupon and conversion price. The issue price of the bonds will be 100%. These bonds will be listed on Euronext Amsterdam and are expected to start trading on or about 5 February 2004.

Restrictions

Since the new ordinary shares and subordinated convertible bonds will only be issued in the Netherlands by means of a Prospectus, each investor who is not located in the Netherlands, should satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. If you are in any doubt as to your position you should consult a professional advisor, who is specialised in the applicable laws of the country where you reside. Neither Hagemeyer nor ABN AMRO Bank N.V. and the syndicate members accept any legal responsibility for any violation by any person, whether or not a prospective purchaser of new ordinary shares, of any such restrictions.

More Information on Offering
For more information on the offering we explicitly refer to the Prospectus, which will be published on 16 January 2004, and we refer to the announcement dated 16 January 2004 published in the Official Pricelist of Euronext Amsterdam and the Financieele Dagblad. The text of the Prospectus will be available as of 16 January 2004 on the internet via page www.euronext.com (Dutch residents only) and www.hagemeyer.com. Copies of the Prospectus will also be available free of charge at ABN AMRO, Equity Capital Markets fax 020-6280004, e-mail: prospectus@nl.abnamro.com and at the regional branches of ABN AMRO Bank N.V.

Appendix II – Description of new committed credit facilities

The new committed credit facilities consist of:

- a €755 million working capital facility, consisting of:
  - €650 million revolving loan facility, with an interest rate of 300 basis points over the applicable intrabank offer rate (the US dollar-denominated tranche of this facility will carry a fixed interest rate of 300 basis points over the 3-year US treasury rate and the applicable mid-swap spread), and with a maturity date of January 2007; and
  - €105 million letter of credit facility, with a commitment fee of 2% for trade-related letters of credit and 3% for non trade-related letters of credit and a maturity date of January 2007; and
- a €150 million term loan facility, with an interest rate of 500 basis points over the applicable intrabank offer rate (the US dollar-denominated tranche will carry a fixed interest rate of 500 basis points over the 4-year US treasury rate and the applicable mid-swap spread), and which is repayable in two tranches: €50 million repayable in January 2007; and €100 million repayable on January 2008

The outstanding bilateral bank facilities of approximately €31 million, which are guaranteed by Hagemeyer N.V. and are not subject to the standstill, will remain in place.

Use of new facilities
€500 million under the revolving loan facility and the €150 million term loan facility will be drawn down on the closing date and used to refinance various existing facilities and to pay related fees, costs and expenses. The remaining undrawn €150 million of the revolving loan facility will be used for general corporate purposes of our group companies, and the €105 million letter of credit facility will be used to provide letters of credit.

82 - 4865

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PERSBERICHT

Hagemeyer kondigt aan dat vandaag na sluiting van de handel om 17.40 uur Nederlandse tijd de "Record Date" van de herfinancierings-transactie zal zijn

- **Na de goedkeuring, verkregen tijdens de Algemene Vergadering van Aandeelhouders van 9 januari 2004, kondigt Hagemeyer aan dat vandaag om 17.40 uur Nederlandse tijd de Record Date van de herfinancieringstransactie zal zijn**
- **In het onderstaande tijdschema staan bepaalde belangrijke data met betrekking tot de uitgifte**
- **Morgen zal Hagemeyer het Prospectus en de resultaten over de eerste negen maanden, eindigend op 30 september 2003, publiceren**
- **Hagemeyer kondigt verder aan dat zij met haar financiers overeenstemming heeft bereikt over de definitieve condities van de herfinancieringstransactie. De afronding zal naar verwachting op 5 februari plaatsvinden, onder voorbehoud van bepaalde gebruikelijke condities**

Tijdschema

(Alle tijdsaanduidingen staan vermeld in Nederlandse tijd)

- Record date voor overdraagbare inschrijfrechten ("SET's")	15 januari 2004 (na sluiting van de handel, 17.40 uur)
- Publicatie Prospectus en resultaten over de eerste negen maanden, eindigend op 30 september 2003 - Begin uitoefeningsperiode van SET's - Begin Ex-SET handel in aandelen en handel in SET's op Euronext Amsterdam	16 januari 2004, 9.00 uur
- Einde van de handel in SET's op Euronext Amsterdam	27 januari 2004, 13.00 uur
- Einde uitoefeningsperiode SET's	27 januari 2004, 15.30 uur
- Aankondiging van inschrijving van SETs en bandbreedte van de coupon en conversieprijs van de achtergestelde converteerbare obligatielening	28 januari 2004 (voor aanvang van de handel)
- Start 'Rump Placement'	28 januari 2004

- Inschrijving achtergestelde converteerbare obligaties	28 januari 2004
- Einde Rump Placement (onder voorbehoud van acceleratie)	29 januari 2004
- Einde inschrijving van de achtergestelde converteerbare obligaties (onder voorbehoud van acceleratie)	29 januari 2004
- Toewijzing van nieuwe aandelen en achtergestelde converteerbare obligaties	Op of rond 29 januari 2004
- Aankondiging van de coupon en conversiepremie door middel van een persbericht en een advertentie in de Officiële Prijscourant van Euronext Amsterdam en in een nationaal dagblad, dat verspreid wordt in Nederland	30 januari 2004 (voor aanvang van de handel, onder voorbehoud van acceleratie)
- Betaling en levering van nieuwe aandelen en de achtergestelde converteerbare obligaties (onder voorbehoud van acceleratie)	5 februari 2004
- Begin van de handel in en toelating tot notering van de nieuwe aandelen en de achtergestelde converteerbare obligaties aan Euronext Amsterdam (onder voorbehoud van acceleratie)	

Voor meer informatie over de uitgifte verwijzen wij u nadrukkelijk naar het Engelstalige Prospectus (het "Prospectus"), dat zal worden gepubliceerd op 16 januari 2004 (zie Appendix I "Meer informatie over emissie").

Naarden, 15 januari 2004
Hagemeyer N.V.
Raad van Bestuur

DE AANDELEN VAN HAGEMEYER ZULLEN NIET WORDEN GEREGISTREERD ONDER DE US SECURITIES ACT VAN 1933, ZOALS AANGEPAST ("DE SECURITIES ACT") EN MOGEN SLECHTS WORDEN AANGEBODEN OF VERKOCHT IN DE VERENIGDE STATEN INDIEN GEREGISTREERD ONDER DE SECURITIES ACT OF INDIEN WORDT BESCHIKT OVER EEN VRIJSTELLING VAN DEZE REGISTRATIE.

Voor nadere informatie: Corporate Services
+31(0)20- 4715225
www.hagemeyer.com

Bijlage I – Samenvatting van de uitgifte

Bijlage 2 – Beschrijving van de nieuwe gegarandeerde kredietfaciliteiten

Bijlage I – Samenvatting van de uitgifte

Algemeen
De 383.107.396 nieuwe aandelen, die verder aangeduid worden als "nieuwe aandelen", zullen in eerste instantie worden aangeboden aan de bestaande aandeelhouders van Hagemeyer die rechtmatig mogen inschrijven op die nieuwe aandelen, en vervolgens door middel van een onderhandse plaatsing aan institutionele beleggers in Nederland en elders. De nieuwe gewone aandelen zullen alleen in offshore transacties buiten de Verenigde Staten, onder Regulation S van de US Securities Act van 1933, worden aangeboden, tenzij er sprake is van bepaalde specifieke omstandigheden.

Toekennen van SET's
De hiervoor volgens de Record Date (15 januari 2004, 17.40 uur) in aanmerking komende houders van aandelen Hagemeyer, zullen één SET voor elk door hen gehouden aandeel ontvangen. Elke 2 SET's geven de hiervoor in aanmerking komende houder het recht in te schrijven op 7 nieuwe aandelen tegen de uitgifteprijs van EUR 1,20 per aandeel. Derhalve kan op zeven nieuwe aandelen worden ingeschreven voor elke twee aandelen die op de record date worden gehouden.

Handel in SET's
De handel in SET's op Euronext Amsterdam vangt aan op 16 januari 2004 en eindigt op 27 januari 2004 om 13.00 uur. Beleggers die geïnteresseerd zijn in de aankoop, verkoop of overdracht van SET's dienen zich rekenschap te geven van het feit dat restricties van toepassing kunnen zijn met betrekking tot de uitoefening van SET's indien zij niet in Nederland woonachtig of gevestigd zijn.

Uitoefening van SET's
Houders van SET's die hier rechtmatig voor in aanmerking komen kunnen inschrijven op nieuwe aandelen door hun SET's uit te oefenen gedurende de periode die aanvangt op 16 januari 2004 en eindigt op 27 januari 2004 om 15.30 uur. Uitoefening van SET's kan uitsluitend geschieden in veelvouden van 2. Wanneer een houder zijn SET's eenmaal rechtsgeldig heeft uitgeoefend, kan die uitoefening niet worden ingetrokken of gewijzigd. Wanneer een houder zijn SET's niet heeft uitgeoefend vóór het einde van de SET-uitoefeningsperiode kan hij zijn SET's niet meer uitoefenen en kunnen de aan de niet-uitgeoefende SET's onderliggende aandelen door de syndicaatsleden worden geplaatst, zoals hierna wordt beschreven onder "Niet-uitgeoefende SET's".

Inschrijving en betaling
In aanmerking komende aandeelhouders dienen door de financiële instelling waar zij hun aandelen Hagemeyer aanhouden te worden geïnformeerd over het aantal SET's waartoe zij gerechtigd zijn. Indien een houder SET's wenst uit te oefenen, dient hij de financiële instelling waar de SET's worden aangehouden opdracht te geven overeenkomstig de instructies die hij daarvan heeft ontvangen. De wijze van betaling staat beschreven in het Prospectus.

Kantoor van inschrijving
ABN AMRO Bank N.V. treedt op als kantoor van inschrijving voor de ontvangst van inschrijvingen op nieuwe aandelen via de uitoefening van SET's. De financiële instelling waar de SET's worden aangehouden is verantwoordelijk voor de inzameling van uitoefeningsopdrachten van houders, en voor het doorgeven van hun inschrijvingen aan het kantoor van inschrijving.

Niet-uitgeoefende SET's
Indien er aan het einde van de SET-uitoefeningsperiode om welke reden dan ook SET's niet zijn uitgeoefend, kunnen de syndicaatsleden de onderliggende aandelen ondershands aanbieden aan institutionele beleggers in Nederland en elders, in transacties buiten de Verenigde Staten die zijn vrijgesteld van de registratie-vereisten van de Securities Act. In dat geval zullen de syndicaatsleden trachten uiterlijk voor 29 januari 2004 om 17.30 uur zorg te dragen voor de plaatsing van de aan de niet-uitgeoefende SET's onderliggende aandelen.
Indien een dergelijke plaatsing geëffectueerd wordt en de opbrengst van de plaatsing (na aftrek van kosten voor het zorgdragen van de plaatsing en eventuele belastingen) meer bedraagt dan de uitgifteprijs van €1,20 per aandeel, zal de meeropbrengst naar beneden worden afgerond naar de dichtstbijzijnde hele eurocent per SET en worden uitgekeerd aan de personen die de niet-uitgeoefende SET's in bezit hadden op het moment dat de SET-uitoefeningsperiode verstreek (in verhouding tot het aantal niet-uitgeoefende SET's dat zij toen in bezit hadden). Er is geen garantie dat een dergelijke onderhandse plaatsing zal plaatsvinden, of dat deze zal resulteren in een uitkeerbare meeropbrengst. Hagemeyer zal houders van niet-uitgeoefende SET's direct noch indirect op andere wijze dan hierboven is uiteengezet, vergoeden.

Voorwaarden
De uitgifte van de nieuwe aandelen geschiedt onder voorbehoud van bepaalde opschortende voorwaarden, zoals beschreven in het Prospectus.

Betaling en levering
Naar verwachting zullen de aandelen waarop de uitgifte betrekking heeft op of rond 5 februari 2004 worden betaald en geleverd.

Notering en handel
Notering aan de Officiële Markt van Euronext Amsterdam N.V. is aangevraagd voor alle aandelen die worden uitgegeven in verband met de transactie. De handel in de nieuwe aandelen zal aanvangen op het moment dat zij notering verkrijgen, hetgeen naar verwachting op of rond 5 februari 2004 zal geschieden.

Samenvatting van de uitgifte van achtergestelde converteerbare obligaties
De €150 miljoen aan achtergestelde converteerbare obligaties per 2009 ("obligaties") zullen worden aangeboden door middel van onderhandse plaatsingen aan institutionele beleggers in Nederland en in bepaalde andere in aanmerking komende rechtsgebieden. Een bepaalde groep van financiers heeft het voorkeursrecht tot inschrijving ter hoogte van een bedrag van € 50 miljoen. Bij gebruikmaking van dit recht zal betaling plaatsvinden in ruil voor vermindering van een zelfde bedrag aan uitstaande geldelijke verplichtingen van Hagemeyer bij deze financiers. De coupon en de conversieprijs zullen worden vastgesteld gedurende een versneld bookbuilding (accelerated bookbuilding) proces. De opbrengst van de aanbieding zal worden gegarandeerd op een coupon van 8% en een conversieprijs van €1,50. Bij aanvang van de obligatielening, die naar verwachting niet later zal plaatsvinden dan 28 januari 2004, zullen we een indicatieve bandbreedte voor de coupon en de conversieprijs aankondigen. De uitgifteprijs van de obligaties is vastgesteld op 100%. De obligaties zullen worden genoteerd aan Euronext Amsterdam en de handel zal naar verwachting beginnen op of rond 5 februari 2004.

Restricties
Aangezien de nieuwe aandelen en achtergestelde converteerbare obligaties alleen in Nederland middels het Prospectus worden uitgegeven, dient iedere, niet in Nederland gevestigde, belegger na te gaan of hij is onderworpen aan wettelijke en juridische beperkingen zoals ook uiteengezet in het Prospectus. Indien u hierover twijfelt, dient u advies in te winnen van een juridisch specialist in het effectenrecht van het land waar u gevestigd bent. Hagemeyer N.V., ABN AMRO Bank N.V. en het begeleidende bankensyndicaat aanvaarden geen enkele aansprakelijkheid voor welke schending dan ook van zodanige beperkingen door wie dan ook.

Meer informatie over emissie
Voor meer informatie over de uitgifte verwijzen wij u nadrukkelijk naar het Engelstalige Prospectus dat op 16 januari 2004 wordt gepubliceerd en de advertentie gedateerd 16 januari 2004 in de Officiële Prijscourant en het Financieele Dagblad. De tekst van het Prospectus is vanaf 16 januari 2004 beschikbaar via www.euronext.com en www.Hagemeyer.com en is tevens kosteloos verkrijgbaar bij ABN AMRO Bank N.V., Equity Capital Markets fax 020-6280004, e-mail Prospectus@nl.abnamro.com en bij de regiokantoren van ABN AMRO Bank N.V.

Appendix II –Beschrijving van de nieuwe gegarandeerde kredietfaciliteiten

De nieuwe gegarandeerde kredietfaciliteiten zullen bestaan uit:

- een *Working Capital Facility* ten bedrage van €755 miljoen, bestaande uit:
  - een *Revolving Loan Facility* van €650 miljoen, met een rentepercentage van 300 basispunten boven de toepasselijke intrabank *offer rate* (op de tranche van deze faciliteit die luidt in Amerikaanse Dollars zal een vast rentepercentage van toepassing zijn van 300 basispunten boven de driejarige *US-treasury rate* en de toepasselijke *mid-swap spread*) en met een afloopdatum in januari 2007; en
  - een *Letter of Credit Facility* ten bedrage van €105 miljoen, met een commitment fee van 2% voor handelsgerelateerde *letters of credit* en van 3% voor niet-handelsgerelateerde *letters of credit,* en met een afloopdatum in januari 2007; en
- een *Term Loan Facility* ten bedrage van €150 miljoen, met een rentepercentage van 500 basis punten boven de toepasselijke intrabank *offer rate* (de tranche van deze faciliteit die in Amerikaanse Dollars luidt zal een vaste rente dragen van 500 basis punten boven de vierjarige *US-treasury rate* en de toepasselijke *mid-swap spread*), en die terugbetaald dient te worden in 2 tranches: €50 miljoen terug te betalen in januari 2007 en €100 miljoen terug te betalen in januari 2008.

Uitstaande bilaterale bankfaciliteiten voor een bedrag van ongeveer €31 miljoen, die zijn gegarandeerd door Hagemeyer N.V., vallen niet onder de *standstill* overeenkomst en zullen in stand blijven.

Op de betaling en leveringsdatum wordt van de *Revolving Loan Facility* een gedeelte van €500 miljoen en de €150 miljoen van de *Term Loan Facility* opgenomen teneinde een aantal bestaande faciliteiten te herfinancieren en teneinde de daarmee samenhangende (on)kosten en fees te betalen. Het resterende, niet opgenomen deel van de *Revolving Loan Facility*, ten bedrage van €150 miljoen, is bestemd voor toekomstige algemene doeleinden van dochterondernemingen van de groep, terwijl de *Letter of Credit Facility* van €105 miljoen zal worden aangewend om *letters of credit* te verstrekken.

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

PRESS RELEASE

Hagemeyer announces that Mr Adriaan Hol, Member of the Executive Committee in charge of PPS, Procurement and Logistics, has decided to leave the Hagemeyer organization as per the end of February 2004. The Board of Management of Hagemeyer regrets but respects Mr Hol's decision and thanks him for his contributions.

Mr Hol has been instrumental in the development of a Central Procurement organisation in Naarden for the Professional Product and Services Business, Hagemeyer's core activity.

Mr Edo van den Assem, Member of the Executive Committee and CEO of the Central European Region, will take over the responsibilities of Mr Hol and will continue the further implementation of the new Procurement Strategy.

Naarden, January, 16 2004
HAGEMEYER N.V.
Board of Management

Note to the editor:

For further information: Corporate Services
+31(0)20-4715225

82-4865

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

Hagemeyer maakt bekend dat de heer Adriaan Hol, lid van het Executive Committee en binnen PPS verantwoordelijk voor inkoop en logistiek, heeft besloten Hagemeyer per eind februari 2004 te verlaten. De Raad van Bestuur betreurt maar respecteert deze beslissing van de heer Hol en dankt hem voor zijn bijdragen.

De heer Hol heeft een bepalende rol gespeeld bij de ontwikkeling van de afdeling centrale inkoop in Naarden voor Professional Products en Services, Hagemeyers kernactiviteit.

De heer Edo van den Assem, lid van het Executive Committee en CEO van de regio Centraal Europa, zal de verantwoordelijkheden van de heer Hol overnemen en de verdere implementatie van de nieuwe inkoop strategie voortzetten.

Naarden, 16 januari 2004
HAGEMEYER N.V.
Raad van Bestuur

Noot voor de redactie:

Voor nadere informatie: Corporate Services
020-4715225

Not for distribution in the United States, Canada, Australia or Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE +31 35 6957611, FAX +31 35 6944396

INTERIM REPORT NINE MONTHS ENDING SEPTEMBER 30, 2003

Key Data

Financial (x EUR 000's)	
Net sales [1]	**4,873,718**
EBITDA (before exceptional items)	**21,180**
EBITA [2] (before exceptional items)	**(17,892)**
Exceptional items [3]	**(62,938)**
EBITA [2] (after exceptional items)	**(80,830)**
Cash earnings [3, 4]	**(180,686)**
Net profit / (loss) after taxes	**(203,971)**
Net cash flow from operational activities	**(57,240)**
Free cash flow [5]	**24,412**
	30-09-2003
Shareholders' equity	**663,628**
Net interest bearing debt [6]	**985,656**
Net working capital [7]	**875,575**
Net trading working capital [8]	**1,048,094**
Other data	
Average number of ordinary shares outstanding	**109,459,256**
Average number of employees (FTE's)	**21,372**

1 In earlier statements we have reported net sales levels of EUR 3,438 million and EUR 1,450 million for the first six months ended June 30, 2003 and the third quarter 2003 respectively
2 Operating profit before amortisation of goodwill
3 In accordance with the changed guidelines for annual reporting in The Netherlands effective January 1, 2003, exceptional items are included in the operating profit
4 Ordinary profit after taxes before amortisation of goodwill
5 See annex V
6 In earlier statements we have reported a net debt level of EUR 978 million
7 Net working capital includes inventories, trade receivables, other receivables and prepayments, less trade payables and other current liabilities
8 Net trading working capital includes inventories and trade receivables less trade payables

The September 30, 2003 numbers are unaudited

GROUP FINANCIAL REVIEW

Net sales for the nine months ended September 30, 2003 were EUR 4,874 million. For the Group as a whole organic growth was 4.8% negative.

As mentioned in the Q3 trading update, the weak market conditions of the first six months of 2003 persisted throughout the third quarter, with no tangible signs of a recovery. As a result, the top line was under pressure in virtually every operating unit. In addition, the uncertainty regarding Hagemeyer's financial situation had an impact on our sales, with competition exploiting our position. Moreover, the major headcount reduction and other restructuring activities which are taking place in the PPS division had an impact, albeit temporarily, on the top line as they prevent the organisation from pursuing all available commercial opportunities.

EBITDA before exceptional items was EUR 21 million for the first nine months. Net exceptional charges to the amount of EUR 63 million (including a EUR 43 million gain realised on the sale of Tech Pacific) were recorded during the period.

Depreciation for the nine months ended September 30, 2003 amounted to EUR 39 million. Goodwill amortisation during the first nine months of 2003 was EUR 23 million.

The Group's share in results from associated companies for the first nine months of 2003 was EUR 5 million. This includes the share in result from the remaining minority interest in Tech Pacific as from the effective date of the divestment, June 1, 2003.

Net financial expense for the nine months ended September 30, 2003 was EUR 56 million.

As previously announced, an adjustment was made to the deferred tax asset in HY1 2003, resulting in an increase in the effective tax burden and a tax charge of EUR 50 million for the first nine months of 2003.

Cash earnings (ordinary result after taxes before amortisation of goodwill) were EUR 181 million negative. The average number of ordinary shares outstanding during the first nine months of 2003 was 109,459,256.

Net loss after taxes for the nine months ended September 30, 2003 was EUR 204 million. For further details we refer to Annex II.

Financial position

Total assets as at September 30, 2003 were EUR 2,877 million. Average Group net working capital as a percentage of net sales as per September 30, 2003 was 14.9%. The net working capital for the Group amounted to EUR 876 million, of which EUR 1,048 million relates to net trading working capital. Net trading working capital for the PPS division as at September 30, 2003 amounted to EUR 935 million.

The Group's net interest bearing debt declined from EUR 1,040 million at the end of 2002 to EUR 986 million as at September 30, 2003. Positive exchange rate movements contributed EUR 33 million to the reduction. For further details we refer to Annex III. Operating cash flow for the nine months period ended September 30, 2003 was EUR 11 million. Free cash flow for the first nine months of 2003 was EUR 24 million, including the proceeds of the divestment of Tech Pacific of EUR 165 million. For further details we refer to Annex V.

Shareholders' equity as at September 30, 2003 was EUR 664 million, a net decrease of EUR 265 million compared to December 31, 2002. The main items contributing to this movement were the net loss of EUR 204 million, a negative effect of EUR 40 million from foreign exchange rate movements and the payment of the final 2002 dividend. For further details we refer to Annex IV.

Exceptional items

The plan, announced in January 2003, to reduce headcount within the PPS division with 1,000 staff over an 18-month period has been accelerated and expanded. In 2003 these reorganisations, mainly in our PPS businesses in Germany, the USA and the UK, has resulted in a reduction of approximately 1,300 FTE employees, of whom more than 900 have left the business in the first nine months of 2003.

For these and other restructuring activities EUR 106 million exceptional charges have been included in the result for the first nine months, partly offset by the EUR 43 million bookgain on the divestment of Tech Pacific which has been included in exceptional items.

2003 Outlook

The decrease in sales has had a direct adverse impact on Hagemeyer's operating results owing to the relatively high fixed cost base that is typical for distribution companies such as Hagemeyer. In addition, Hagemeyer has incurred significant restructuring costs, as well as increased financing costs, that will contribute to a significant net loss for the financial year 2003.

EBITDA (before exceptional items) for the full year 2003 for the Group is expected to be between EUR 40 – EUR 45 million on a consolidated basis. EBITDA (before exceptional items) for the PPS division (excluding Stokvis Tape Group) is expected to break even.

Cash earnings for the full year 2003 are expected to be around EUR 285 million negative. These cash earnings include the following approximate amounts:
- EUR 115 million exceptional charges (as compared to an earlier estimate of EUR 100 million);
- EUR 85 million financial expenses; and
- EUR 45 million of costs related to our standstill agreement with certain of our lenders and related financial restructuring advisory costs.

For further details we refer to the prospectus dated 16 January 2004.

Naarden, January 16, 2004
HAGEMEYER N.V.
Board of Management

THE SECURITIES OF HAGEMEYER N.V. ARE NOT BEING REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND MAY ONLY BE OFFERED OR SOLD IN THE UNITED STATES IF REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.

For further information: Corporate Services
+31(0)20- 4715225
www.hagemeyer.com

Attachments:

I. Overview organic growth
II. Consolidated profit and loss account
III. Consolidated balance sheet
IV. Consolidated statement of changes in Shareholders' Equity
V. Consolidated statement of cash flows

Annex I

Overview organic growth

	Actual HY1 2003	*Actual HY1 adj. 2003* [1]	Actual Q3 2003	*Actual Q3 adj. 2003* [1]	Actual YTD Q3 2003	*Actual YTD Q3 adj. 2003* [1]
PPS Europe [2]	-9.9%	***-9.8%***	-8.5%	***-7.7%***	-9.4%	***-9.1%***
PPS UK [2]	*-18.6%*	*-19.3%*	*-11.1%*	*-11.1%*	*-16.2%*	*-16.6%*
PPS Europe (excluding UK)	*-5.9%*	*-5.4%*	*-7.4%*	*-6.3%*	*-6.4%*	*-5.7%*
PPS North America	-6.8%	***-6.8%***	-9.1%	***-9.1%***	-7.6%	***-7.6%***
PPS Asia-Pacific	5.0%	***5.1%***	1.3%	***1.3%***	3.6%	***3.7%***
PPS total [2]	-8.0%	*-7.9%*	-7.8%	*-7.3%*	-7.9%	*-7.7%*
ITPS	13.9%		n.a.		13.9%	
Agencies/CE	2.6%		-5.8%		-0.6%	
Group [2]	-3.5%		-7.6%		-4.8%	

[1] Adjusted organic growth is organic growth on a same working day basis, because of the significant differences in the timing of seasonal and bank holidays

[2] The organic growth adjusted for working days slightly differs from the growth reported in the third quarter 2003, due to a € 14 million adjustment at Hagemeyer UK of the amount of estimated direct shipments, resulting in lower sales in the period January 2003 until September 2003

The September 30, 2003 numbers are unaudited

Annex II

Consolidated profit and loss account for the nine months ended September 30, 2003

(EUR 000's)	30-09-03
Net sales	**4,873,718**
Cost of sales	**(3,852,755)**
Gross profit	**1,020,963**
Operating expenses excluding amortisation of goodwill	**(1,055,132)**
Other operating income-net	**16,277**
Operating profit before amortisation of goodwill and exceptional items	**(17,892)**
Exceptional items [1]	**(62,938)**
Operating profit before amortisation of goodwill after exceptional items	**(80,830)**
Goodwill amortisation	**(23,285)**
Operating profit	**(104,115)**
Share in pre-tax results of associated companies	**4,970**
Financial expense-net	**(55,690)**
Ordinary profit before taxes	**(154,835)**
Taxes	**(49,667)**
Minority interest	**531**
Ordinary profit after taxes	**(203,971)**
Net extraordinary income / (expense) [1]	**-**
Net profit / (loss)	**(203,971)**

[1] In accordance with the changed guidelines for annual reporting in the Netherlands, effective January 1, 2003 exceptional items are included in the operating profit.

The September 30, 2003 numbers are unaudited

Annex III

Consolidated balance sheet as per September 30, 2003

(before appropriation of net result)
(EUR 000's)

Non-current assets	
Intangible fixed assets	620,771
Tangible fixed assets	203,262
Financial fixes assets	63,288
Deferred taxes	58,826
Total non-current assets	946,147
Current assets	
Inventories	701,498
Receivables	1,082,795
Cash and deposits	146,663
Total current assets	1,930,956
Total assets	2,877,103
Shareholders' equity	663,628
Minority interest	45
Subordinated debt	150,000
Risk bearing capital	813,673
Non-current liabilities	
Provisions	172,393
Long-term liabilities	722,501
	894,894
Current liabilities	
Trade payables and other current liabilities	908,717
Short-term debt and current portion of long-term debt	259,819
	1,168,536
Total liabilities	2,877,103

The September 30, 2003 numbers are unaudited

Annex IV

Consolidated statement of changes in Shareholders' Equity as per September 30, 2003

(EUR 000's)
(before appropriation of net result)

Shareholders' Equity at January 1	**928,575**
Net result for the period	**(203,971)**
Dividend on ordinary shares (2002)	**(19,703)**
Dividend on cumulative preference Shares (2002)	**(1,712)**
Movement in foreign exchange rates	**(39,561)**
Shareholders' Equity end of period	**663,628**

The September 30, 2003 numbers are unaudited

Annex V

Consolidated statement of cash flows for the nine months ended September 30, 2003

(EUR 000's)

Net cash from operating activities	**39,216**
Net cash used in investing activities	**7,183**
Net cash from financing activities	**(36,074)**
Net increase / (decrease) in cash and cash equivalents	**10,325**

Reconciliation of Free cash flow

(EUR 000's)

Operating activities

Operating profit before exceptional items adjusted for:	**(41,177)**
Depreciation and amortisation	**62,356**
Changes in working capital:	
- Inventories	**(21,407)**
- Receivables	**29,913**
- Trade and other creditors	**(12,816)**
Changes in provisions	**(6,343)**
Operating cash flow	**10,526**
Dividend received from associates	**1,911**
Net interest received/paid and financing charges	**(51,121)**
Taxes paid	**(18,556)**
Net cash from operational activities	**(57,240)**
Net cash from exceptional items	(68,461)
Net cash from disposals	164,917
Purchase of fixed assets	(35,652)
Net cash from sales of fixed assets	42,835
Dividend paid to shareholders	(21,987)
Free cash flow	**24,412**

The September 30, 2003 numbers are unaudited

82-4865

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

HAGEMEYER

HAGEMEYER N.V. RIJKSWEG 69, P.O. BOX 5111, 1410 AC NAARDEN, THE NETHERLANDS
TELEPHONE (035) 6957611, FAX (035) 6944396

PERSBERICHT

TUSSENTIJDSE RAPPORTAGE OVER DE EERSTE NEGEN MAANDEN 2003

Kerngetallen

Financiële gegevens (x EUR 1.000)	
Netto omzet [1]	**4.873.718**
EBITDA (voor bijzondere posten)	**21.180**
EBITA [2] (voor bijzondere posten)	**(17.892)**
Bijzondere posten [3]	**(62.938)**
EBITA [2] (na bijzondere posten)	**(80.830)**
Cash Earnings [3,4]	**(180.686)**
Netto winst/(verlies) na belastingen	**(203.971)**
Netto kasstroom uit bedrijfsactiviteiten	**(57.240)**
Vrije kasstroom [5]	**24.412**
	30-09-2003
Eigen vermogen	**663.628**
Netto rentedragende schuld [6]	**985.656**
Netto werkkapitaal [7]	**875.575**
Netto handelswerkkapitaal [8]	**1.048.094**
Overige gegevens	
Gemiddeld aantal geplaatste gewone aandelen	**109.459.256**
Gemiddeld aantal werknemers (FTE's)	**21.372**

1. In eerdere publicaties hebben wij netto omzet niveaus van EUR 3.438 miljoen en EUR 1.450 miljoen gerapporteerd over respectievelijk de eerste zes maanden 2003 en het derde kwartaal 2003
2. Bedrijfsresultaat voor afschrijving goodwill
3. In overeenstemming met de gewijzigde richtlijnen voor de jaarverslaggeving, zijn met ingang van 1 januari 2003 bijzondere posten opgenomen in het bedrijfsresultaat
4. Resultaat uit gewone bedrijfsuitoefening na belastingen en voor afschrijving goodwill
5. Zie bijlage V
6. In eerdere publicaties hebben wij een netto rentedragende schuld van EUR 978 miljoen gerapporteerd
7. Netto werkkapitaal omvat voorraden, handelsdebiteuren, overige vorderingen en overlopende activa onder aftrek van handelscrediteuren en overige kortlopende schulden
8. Netto handelswerkkapitaal omvat voorraden en handelsdebiteuren onder aftrek van handelscrediteuren

Op de cijfers per 30 september 2003 is geen accountantscontrole toegepast

FINANCIEEL OVERZICHT VAN DE GROEP

De netto omzet over de eerste negen maanden van 2003 bedroeg EUR 4.874 miljoen. De autonome groei van de Groep als geheel was 4,8% negatief.

Zoals gemeld in de trading update over het derde kwartaal, hielden de zwakke marktomstandigheden van de eerste zes maanden aan in het derde kwartaal en was er geen tastbaar bewijs van herstel. Als gevolg hiervan stond de omzet bij vrijwel al onze werkmaatschappijen onder druk. Bovendien had de onzekerheid over Hagemeyers financiële situatie invloed op onze verkopen, omdat de concurrentie gebruik maakte van onze positie. Daarnaast werd de omzet, zij het tijdelijk, beïnvloed door de aanzienlijke reductie van het personeelsbestand, alsmede door de andere herstructureringsactiviteiten die binnen de PPS divisie plaatsvinden, waardoor de organisatie niet in staat is om alle beschikbare commerciële mogelijkheden te benutten.

EBITDA voor bijzondere posten over de eerste negen maanden was EUR 21 miljoen. Over de eerste negen maanden was sprake van netto bijzondere lasten ten bedrage van EUR 63 miljoen (inclusief EUR 43 miljoen winst, gerealiseerd op de verkoop van Tech Pacific).

De afschrijvingen bedroegen over de eerste negen maanden van 2003 EUR 39 miljoen. Gedurende de eerste negen maanden van 2003 werd EUR 23 miljoen aan goodwill afgeschreven.

Het aandeel in resultaat deelnemingen over de eerste negen maanden van 2003 bedroeg EUR 5 miljoen. Hierin is begrepen het resultaat uit het resterende minderheidsbelang in Tech Pacific, gerekend vanaf de effectieve datum van desinvestering, zijnde 1 juni 2003.

De netto financiële lasten over de eerste negen maanden van 2003 bedroegen EUR 56 miljoen.

Zoals eerder gemeld, is een correctie aangebracht in de actieve belastinglatentie in het eerste halfjaar 2003. Dit resulteerde in een verhoging van de effectieve belastingdruk en een post belastingen van EUR 50 miljoen over de eerste negen maanden van 2003.

De cash earnings (resultaat uit gewone bedrijfsuitoefening na belastingen en voor afschrijving goodwill) waren EUR 181 miljoen negatief. Het gemiddeld aantal uitstaande gewone aandelen over de eerste negen maanden 2003 was 109.459.256.

Het netto verlies na belastingen over de eerste negen maanden van 2003 bedroeg EUR 204 miljoen. Voor nadere details zie bijlage II.

Financiële positie

De totale activa per 30 september 2003 bedroegen EUR 2.877 miljoen. Het gemiddelde netto werkkapitaal van de Groep als percentage van de netto omzet per 30 september

2003 was 14,9%. Het netto werkkapitaal van de Groep bedroeg EUR 876 miljoen, waarvan EUR 1.048 miljoen betrekking heeft op netto handelswerkkapitaal. Het netto handelswerkkapitaal voor de PPS divisie bedroeg per 30 september 2003 EUR 935 miljoen.

De netto rentedragende schuldpositie van de Groep nam af van EUR 1.040 miljoen per ultimo 2002 tot EUR 986 miljoen per 30 september 2003. Positieve wisselkoersmutaties droegen voor EUR 33 miljoen bij aan deze afname. Voor nadere details zie bijlage III. De kasstroom uit bedrijfsactiviteiten over de eerste negen maanden bedroeg EUR 11 miljoen. De vrije kasstroom over de eerste negen maanden van 2003 was EUR 24 miljoen. Dit is inclusief de opbrengst van de desinvestering van Tech Pacific ten bedrage van EUR 165 miljoen. Voor nadere details zie bijlage V.

Het eigen vermogen per 30 september 2003 bedroeg EUR 664 miljoen, een netto afname van EUR 265 miljoen ten opzichte van 31 december 2002. De belangrijkste bestanddelen van deze reductie waren het netto verlies van EUR 204 miljoen, negatieve wisselkoersmutaties ten bedrage van EUR 40 miljoen, alsmede de uitkering van het slotdividend over 2002. Voor nadere details zie bijlage IV.

Bijzondere posten

Het in januari 2003 aangekondigde plan om het personeelsbestand in de PPS divisie over een periode van 18 maanden met 1.000 medewerkers te verminderen is versneld uitgevoerd en uitgebreid. In 2003 hebben deze reorganisaties, met name binnen onze PPS activiteiten in Duitsland, de USA en de UK, tot een vermindering van het personeelsbestand met circa 1.300 FTE medewerkers geleid, waarvan meer dan 900 de onderneming reeds in de eerste negen maanden hebben verlaten.

Voor deze en andere herstructureringsmaatregelen is EUR 106 miljoen aan netto bijzondere lasten opgenomen in de resultaten over de eerste negen maanden. Dit wordt gedeeltelijk gecompenseerd door de boekwinst op de desinvestering van Tech Pacific ten bedrage van EUR 43 miljoen, opgenomen in de bijzondere posten.

Vooruitzichten voor 2003

De omzetdaling heeft een rechtstreeks negatief effect gehad op de operationele resultaten vanwege de relatief hoge vaste kostenbasis die kenmerkend is voor distributiebedrijven zoals Hagemeyer. Hagemeyer heeft bovendien aanzienlijke herstructureringskosten en hogere financieringskosten moeten maken, hetgeen ertoe zal bijdragen dat over het boekjaar 2003 een aanzienlijk nettoverlies wordt geleden.

De geconsolideerde Groeps EBITDA (voor bijzondere posten) voor 2003 zal naar verwachting tussen de EUR 40 – EUR 45 miljoen bedragen. EBITDA (voor bijzondere posten) van de PPS divisie (exclusief Stokvis Tape Groep) zal naar verwachting ongeveer break-even zijn.

De cash earnings voor 2003 zullen naar verwachting ongeveer EUR 285 miljoen negatief zijn. Hierin zijn de volgende bedragen begrepen:

- Circa EUR 115 miljoen bijzondere posten (ten opzichte van de eerdere schatting van EUR 100 miljoen);
- Circa EUR 85 miljoen financiële lasten; en
- Circa EUR 45 miljoen kosten verband houdend met de standstill overeenkomst met nagenoeg al onze financiers, alsmede advieskosten in verband met de financiële herstructurering.

Voor verdere details verwijzen wij U naar het Prospectus dd. 16 januari 2004.

Naarden, 16 januari 2004
HAGEMEYER N.V.
Raad van Bestuur

DE AANDELEN VAN HAGEMEYER ZULLEN NIET WORDEN GEREGISTREERD ONDER DE US SECURITIES ACT VAN 1933, ZOALS AANGEPAST ("DE SECURITIES ACT") EN MOGEN SLECHTS WORDEN AANGEBODEN OF VERKOCHT IN DE VERENIGDE STATEN INDIEN GEREGISTREERD ONDER DE SECURITIES ACT OF INDIEN WORDT BESCHIKT OVER EEN VRIJSTELLING VAN DEZE REGISTRATIE.

Voor nadere informatie: Corporate Services
(020-4715225)
www.hagemeyer.com

Bijlagen

I. Overzicht autonome groei
II Geconsolideerde winst- en verliesrekening
III Geconsolideerde balans
IV Geconsolideerd mutatie-overzicht van het eigen vermogen
V Geconsolideerd kasstroom overzicht

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

Bijlage I

	HJ1 2003	*HJ1 gecorr. 2003* [1]	KW3 2003	*KW3 gecorr. 2003* [1]	Negen maanden 2003	*Negen maanden gecorr. 2003* [1]
PPS Europa [2]	-9.9%	***-9.8%***	-8.5%	***-7.7%***	-9.4%	***-9.1%***
PPS UK [2]	*-18.6%*	*-19.3%*	*-11.1%*	*-11.1%*	*-16.2%*	*-16.6%*
PPS Europa (exclusief UK)	*-5.9%*	*-5.4%*	*-7.4%*	*-6.3%*	*-6.4%*	*-5.7%*
PPS Noord Amerika	-6.8%	***-6.8%***	-9.1%	***-9.1%***	-7.6%	***-7.6%***
PPS Azie-Pacific	5.0%	***5.1%***	1.3%	***1.3%***	3.6%	***3.7%***
PPS totaal [2]	-8.0%	*-7.9%*	-7.8%	*-7.3%*	-7.9%	*-7.7%*
ITPS	13.9%		n.v.t.		13.9%	
Agencies/CE	2.6%		-5.8%		-0.6%	
Totale Groep [2]	-3.5%		-7.6%		-4.8%	

[1] Gecorrigeerde autonome groei = autonome groei op basis van hetzelfde aantal werkbare dagen, gezien de aanzienlijke verschillen in tijdstippen waarop vrije dagen vallen

[2] De autonome groei aangepast voor werkbare dagen vertoont een kleine afwijking tov de derde kwartaal cijfers in de trading update, als gevolg van een aanpassing van de schatting voor directe leveranties ten bedrage van EUR 14 miljoen bij Hagemeyer UK, hetgeen geleid heeft tot lagere omzetten in de periode Januari 2003 tot September 2003.

Op de cijfers per 30 september 2003 is geen accountantscontrole toegepast

Niet voor verspreiding in de Verenigde Staten, Canada, Australië of Japan

Bijlage II

Geconsolideerde winst- en verliesrekening over de eerste negen maanden 2003

(x EUR 1.000)	**30-09-03**
Netto omzet	**4.873.718**
Kostprijs van de omzet	**(3.852.755)**
Bruto-omzetresultaat	**1.020.963**
Operationele kosten voor afschrijving goodwill	**(1.055.132)**
Overige netto-bedrijfsopbrengsten	**16.277**
Bedrijfsresultaat voor afschrijving goodwill en bijzondere posten	**(17.892)**
Bijzondere posten [1]	**(62.938)**
Bedrijfsresultaat voor afschrijving goodwill na bijzondere kosten	**(80.830)**
Afschrijving goodwill	**(23.285)**
Bedrijfsresultaat	**(104.115)**
Aandeel in resultaat deelnemingen voor belastingen	**4.970**
Netto financiële lasten	**(55.690)**
Resultaat uit gewone bedrijfsuitoefening voor belastingen	**(154.835)**
Belastingen	**(49.667)**
Aandeel van derden	**531**
Resultaat uit gewone bedrijfsuitoefening na belastingen	**(203.971)**
Buitengewoon resultaat na belastingen [1]	**-**
Resultaat na belastingen	**(203.971)**

[1] In overeenstemming met de gewijzigde richtlijnen voor de jaarverslaggeving, zijn met ingang van 1 januari 2003 de bijzondere posten opgenomen in het bedrijfsresultaat

Op de cijfers per 30 september 2003 is geen accountantscontrole toegepast

Bijlage III

Geconsolideerde balans per 30 september 2003

(voor winstbestemming)
(x EUR 1.000)

Vaste activa	
Immateriële vaste activa	**620.771**
Materiële vaste activa	**203.262**
Financiële vaste activa	**63.288**
Actieve belastinglatentie	**58.826**
Totaal vaste activa	**946.147**
Vlottende activa	
Voorraden	**701.498**
Vorderingen	**1.082.795**
Liquide middelen	**146.663**
Totaal vlottende activa	**1.930.956**
Totaal activa	**2.877.103**
Eigen vermogen	**663.628**
Aandeel van derden	**45**
Achtergestelde leningen	**150.000**
Garantievermogen	**813.673**
Langlopende verplichtingen	
Voorzieningen	**172.393**
Langlopende schulden	**722.501**
	894.894
Kortlopende schulden	
Handelscrediteuren en overige kortlopende schulden	**908.717**
Schulden aan kredietinstellingen en kortlopend deel van langlopende schulden	**259.819**
	1.168.536
Totaal passiva	**2.877.103**

Op de cijfers per 30 september 2003 is geen accountantscontrole toegepast

Bijlage IV

Geconsolideerd mutatie-overzicht van het eigen vermogen per 30 september 2003

(x EUR 1.000)
(voor winstbestemming)

Eigen vermogen per 1 januari 2003	**928.575**
Resultaat na belasting over de verslagperiode	**(203.971)**
Dividend op gewone aandelen (2002)	**(19.703)**
Dividend op cumulatief preferente aandelen (2002)	**(1.712)**
Koersverschillen	**(39.561)**
Eigen vermogen per einde verslagperiode	**663.628**

Op de cijfers per 30 september 2003 is geen accountantscontrole toegepast

Bijlage V

Geconsolideerd kasstroomoverzicht over de eerste negen maanden 2003

(x EUR 1.000)

Netto kasstroom uit bedrijfsactiviteiten	**39.216**
Netto kasstroom uit investeringsactiviteiten	**7.183**
Netto kasstroom uit financieringsactiviteiten	**(36.074)**
Netto toename / (afname) van liquide middelen	**10.325**

Reconciliatie Vrije kasstroom

Bedrijfsactiviteiten

Bedrijfsresultaat voor bijzondere posten aangepast voor:	**(41.177)**
Afschrijvingen	**62.356**
Mutaties in het werkkapitaal:	
- Voorraden	**(21.407)**
- Vorderingen	**29.913**
- Handels- en overige crediteuren	**(12.816)**
Mutaties in voorzieningen	**(6.343)**
Kasstroom uit bedrijfsactiviteiten	**10.526**
Ontvangen dividenden uit deelnemingen	**1.911**
Netto ontvangen/betaalde rente en financiële lasten	**(51.121)**
Betaalde belastingen	**(18.556)**
Netto kasstroom uit bedrijfsactiviteiten	**(57.240)**
Netto kasstroom uit bijzondere posten	(68.461)
Netto kasstroom uit desinvesteringsactiviteiten	164.917
Aankoop van vaste activa	(35.652)
Netto kasstroom uit verkoop van vaste activa	42.835
Aan aandeelhouders uitgekeerd dividend	(21.987)
Vrije kasstroom	**24.412**

Op de cijfers per 30 september 2003 is geen accountantscontrole toegepast

Uitgifte

HAGEMEYER

Hagemeyer N.V.

Statutair gevestigd te Amsterdam

Uitgifte van 383.107.396 nieuwe gewone aandelen en Nominaal € 150 miljoen achtergestelde converteerbare obligaties 2004 per 2009

Emissie van aandelen met voorkeursrecht voor houders van overdraagbare SETs

Onder verwijzing naar het prospectus d.d. 16 januari 2004 (het 'Prospectus') worden 383.107.396 nieuwe gewone aandelen ("Nieuwe Aandelen") van nominaal € 1,20 elk in het kapitaal van Hagemeyer N.V. ("Hagemeyer") aangeboden, initieel aan bestaande aandeelhouders op de record date middels de toekenning door Hagemeyer van overdraagbare inschrijfrechten ("SETs"). Het wettelijk voorkeursrecht, zoals omschreven in *artikel 2:96a BW, is uitgesloten voor de uitgifte van de Nieuwe Aandelen Hagemeyer.*

Record date

De record date voor toekenning van SETs is vastgesteld op 15 januari 2004 na beurs om 17.40 uur Nederlandse tijd. Vanaf vrijdag 16 januari 2004 9.00 uur Nederlandse tijd worden de bestaande gewone aandelen in Hagemeyer ex-SETs verhandeld op de Officiële Markt van de effectenbeurs van Euronext Amsterdam N.V. ("Euronext Amsterdam").

Uitgifteprijs Nieuwe Aandelen

De uitgifteprijs bedraagt € 1,20 per Nieuw Aandeel (de "Uitgifteprijs").

SETs (fondscode: 39770)

In het kader van de uitgifte ontvangt elke aandeelhouder één (1) SET per elk op de record date gehouden gewoon aandeel. SETs zullen niet worden toegekend op de aandelen die door Hagemeyer in haar eigen kapitaal worden gehouden.

Twee (2) SETs geven, voor zover dit is toegestaan bij of krachtens toepasselijke nationale effectenwetgeving, recht tot inschrijving op en toewijzing van zeven (7) Nieuwe Aandelen tegen betaling van de Uitgifteprijs. Uitoefening van SETs kan uitsluitend geschieden in veelvouden van 2. Er zullen geen fracties van Nieuwe Aandelen worden uitgegeven c.q. toegewezen.

Aandeelhouders aan wie rechtsgeldig aandelen mogen worden verkocht behoren door de financiële instelling waar hun aandelen in administratie zijn, geïnformeerd te worden over het aantal aandelen Hagemeyer dat zij in bezit hebben op de record date en het aantal SETs waartoe zij gerechtigd zijn, alsmede over de wijze waarop zij SETs kunnen uitoefenen, verkopen en kopen. Houders van gewone aandelen op naam Hagemeyer zullen rechtstreeks door Hagemeyer worden geïnformeerd over de manier waarop zij hun SETs kunnen uitoefenen en verhandelen.

Indien houders van SETs gebruik hebben gemaakt van hun recht om in te schrijven op de Nieuwe Aandelen, kan hun eenmaal gedane inschrijving niet meer gewijzigd dan wel herroepen worden.

Na het einde van de uitoefenperiode voor de SETs op dinsdag 27 januari 2004, om 15.30 uur Nederlandse tijd, kunnen houders van SETs geen gebruik meer maken van hun recht om in te schrijven via uitoefening van SETs.

Handel in SETs

De SETs zullen worden verhandeld op Euronext Amsterdam vanaf vrijdag 16 januari 2004, om 9.00 uur Nederlandse tijd tot en met dinsdag *27 januari 2004, om 13.00 uur Nederlandse tijd.*

Inschrijving

De inschrijving staat open uitsluitend voor houders van SETs vanaf vrijdag 16 januari 2004 tot en met dinsdag 27 januari 2004, 15.30 uur Nederlandse tijd.

ABN AMRO Bank N.V. ("ABN AMRO") treedt op als kantoor van inschrijving. Houders van gewone aandelen Hagemeyer die wensen in te schrijven dienen dit te doen conform de instructies die zij van hun financiële instelling ontvangen. Houders van SETs dienen er rekening mee te houden dat het laatste moment waarop zij hun SETs kunnen uitoefenen eerder kan zijn dan hierboven is aangegeven, afhankelijk van de instructies die zij van hun financiële instelling ontvangen. Toegelaten instellingen van Euronext Amsterdam ("Toegelaten Instellingen") kunnen uitsluitend inschrijven bij ABN AMRO. Aan de Toegelaten Instellingen zal een provisie worden vergoed van 0,125% van de Uitgifteprijs per aan hen toegewezen Nieuw Aandeel uit hoofde van uitoefening van SETs.

Niet-uitgeoefende SETs / Underwriting

Indien niet alle SETs worden uitgeoefend, zal het begeleidende syndicaat van banken trachten de Nieuwe Aandelen, waarop niet is ingeschreven, te plaatsen bij beleggers vanaf woensdag 28 januari 2004 tot en met uiterlijk donderdag 29 januari 2004, om 17.30 uur Nederlandse tijd.
Een aankondiging van het resultaat van de inschrijving met SETs zal plaatsvinden voor aanvang van de handel op 28 januari 2004. In geval de opbrengst per Nieuw Aandeel uit deze verkoop, na aftrek van kosten en eventueel toepasselijke belastingen, hoger is dan de Uitgifteprijs, zal deze meeropbrengst (mits deze niet minder bedraagt dan € 0,01 per niet-uitgeoefende SET) pro rata worden uitgekeerd aan de houders van niet-uitgeoefende SETs. Noch Hagemeyer noch het begeleidende bankensyndicaat kan garanderen dat de verkoop van de onderliggende resterende Nieuwe Aandelen zal plaatsvinden of dat een dergelijke verkoop een meeropbrengst zal opleveren.

Indien plaatsing van de resterende Nieuwe Aandelen niet kan worden gerealiseerd zoals hierboven beschreven, zullen eerst aandelen geplaatst *worden bij een groep van financiers tot een maximaal bedrag van € 250.000.000,00 (maximaal 208.333.333 aandelen) in ruil voor vermindering* van een zelfde bedrag aan uitstaande geldelijke verplichtingen van Hagemeyer bij deze groep financiers. De daarna nog resterende aandelen zullen *geplaatst worden tegen betaling van de Uitgifteprijs door het begeleidende bankensyndicaat tot een maximaal bedrag van € 209.728.874,00* (maximaal 174.774.063 aandelen).

Uitgifte van een achtergestelde converteerbare obligatielening

Hagemeyer zal nominaal € 150.000.000 aan achtergestelde converteerbare obligaties 2004 per 2009 (elk groot nominaal € 1.000) ("Converteerbare Obligaties") uitgeven. De Converteerbare Obligaties zullen aan de markt worden aangeboden via een versneld bookbuilding proces door middel van onderhandse plaatsingen in Nederland en elders alleen in transacties buiten de Verenigde Staten (in offshore transacties) onder Regulation S van US Securities Act van 1933.

Uitgifteprijs
De uitgifteprijs van de Converteerbare Obligaties is vastgesteld op 100%.

Inschrijving Converteerbare Obligaties
De inschrijving voor de Converteerbare Obligaties staat open vanaf woensdag 28 januari 2004 en sluit naar verwachting op donderdag 29 januari 2004, 17.30 uur Nederlandse tijd.

Preferentiële Inschrijving Converteerbare Obligaties
Een bepaalde groep van financiers heeft het recht tot prefentiële inschrijving ter hoogte van een bedrag van € 50 miljoen. Bij gebruikmaking van dit recht zal betaling plaatsvinden door verrekening van een zelfde bedrag aan uitstaande geldelijke verplichtingen van Hagemeyer bij deze financiers.

Coupon en conversiekoers Converteerbare Obligaties
De coupon en conversieprijs zullen worden bepaald via een versneld bookbuilding proces (op basis van bandbreedtes die naar verwachting zullen worden aangekondigd op 28 januari 2004 voor aanvang van de handel middels een persbericht). De coupon en de conversieprijs zullen worden gegarandeerd op respectievelijk 8% en € 1,50. De definitieve coupon en conversieprijs zullen naar verwachting 30 januari 2004 voor beurs bekend worden gemaakt middels een persbericht en zo spoedig mogelijk worden gepubliceerd in de Officiële Prijscourant van Euronext Amsterdam en in een landelijk verschijnend dagblad.

Plaatsing van Converteerbare Obligaties bij financiers
Indien er minder dan € 150 miljoen vraag voor de Converteerbare Obligaties is, zullen deze Converteerbare Obligaties geplaatst worden bij een bepaalde groep financiers door verrekening van een zelfde bedrag aan uitstaande geldelijke verplichtingen van Hagemeyer bij deze financiers. In dit specifieke geval zal de coupon op 8% worden vastgesteld en de conversieprijs op een uitoefenprijs van € 1,50. Deze condities gelden dan ook voor de overige beleggers die hebben ingeschreven gedurende het bookbuilding proces.

Conversierecht Converteerbare Obligaties
De Converteerbare Obligaties zullen naar verwachting vanaf 5 februari 2004 tot en met 5 februari 2009 (of in geval van vervroegde aflossing, 14 dagen voor de datum van die vervroegde aflossing) ter keuze van de houders converteerbaar zijn in gewone aandelen Hagemeyer tegen de conversieprijs en onder de in het Prospectus omschreven overige voorwaarden. Hagemeyer heeft het recht, onder de in het Prospectus omschreven voorwaarden, om bij uitoefening van het conversierecht een bedrag in contanten te betalen in plaats van gewone aandelen te leveren ("Cash Alternative Election").

Aflossing Converteerbare Obligaties
Tenzij eerder ingekocht en ingetrokken, afgelost of geconverteerd, zullen de Converteerbare Obligaties naar verwachting per 5 februari 2009 tegen 100% van de nominale waarde, vermeerderd met de lopende rente, worden afgelost in contanten.
Hagemeyer heeft vanaf februari 2007 de mogelijkheid om de Converteerbare Obligaties in hun geheel vervroegd af te lossen, onder de voorwaarde dat de slotkoers van de gewone aandelen binnen een periode van 30 opeenvolgende beursdagen, eindigend binnen 5 beursdagen voordat aan de Converteerbare Obligatiehouders dergelijke kennisgeving tot aflossing is gegeven, de beurskoers tenminste voor 20 beursdagen 130% van de conversieprijs heeft bedragen.

Toewijzing
De toewijzing van de Nieuwe Aandelen en de Converteerbare Obligaties zal naar verwachting geschieden op of rond donderdag 29 januari 2004.

Notering
Toelating tot de notering van de Nieuwe Aandelen en de Converteerbare Obligaties op Euronext Amsterdam is aangevraagd. Onvoorziene omstandigheden voorbehouden, zullen de Nieuwe Aandelen en Converteerbare Obligaties naar verwachting op donderdag 5 februari 2004 tot de notering worden toegelaten. Naar verwachting zullen de Converteerbare Obligaties vanaf maandag 2 februari 2004, 09.00 uur op AIW basis verhandeld worden.

Betaling en levering
Betaling op en levering ("Closing Date") van de Nieuwe Aandelen en Converteerbare Obligaties zullen naar verwachting geschieden op donderdag 5 februari 2004.

Stabilisatie
Uitsluitend ABN AMRO Rothschild mag namens het bankensyndicaat transacties bewerkstelligen die de koers van de gewone aandelen Hagemeyer en respectievelijk de Converteerbare Obligaties stabiliseren. Dergelijke koersstabilisatie kan, indien aangevangen, op ieder moment worden beëindigd en zal in ieder geval 30 dagen na de Closing Date eindigen.

Dividend
De Nieuwe Aandelen zijn volledig gerechtigd tot dividend over het boekjaar 2004 en volgende boekjaren. In 2004 zal Hagemeyer naar verwachting echter geen dividend uit te keren.

Voorbehoud
Indien aan bepaalde opschortende voorwaarden onder de nieuwe lenings documentatie niet is voldaan voordat betaling op en levering van de Nieuwe Aandelen en Converteerbare Obligaties heeft plaatsgevonden kunnen de emissies worden teruggetrokken. Een dergelijk besluit zal zo spoedig mogelijk worden bekendgemaakt en worden gepubliceerd in de Officiële Prijscourant van Euronext Amsterdam en in een Nederlands dagblad met landelijke spreiding. In dit geval vervallen alle SETs zonder waarde en zullen eventuele inschrijvingen op Nieuwe Aandelen en Converteerbare Obligaties, alsmede toewijzingen van Nieuwe Aandelen en Converteerbare Obligaties worden geacht niet te zijn gedaan.
Het vervallen van de SETs tast de geldigheid van de reeds afgewikkelde transacties in de SETs niet aan; er zal geen vergoe[illegible]g plaatsvinden voor verhandelde SETs.

Restricties
Het aanbieden, kopen, verkopen en leveren van de Nieuwe Aandelen en Converteerbare Obligaties, alsmede het uitoefenen en verkopen van SETs is in bepaalde rechtsgebieden onderworpen aan wettelijke en juridische beperkingen. Mogelijke kopers dienen zich op de hoogte te stellen van de beperkingen en zich te houden aan dergelijke beperkingen. Hagemeyer, ABN AMRO als kantoor van inschrijving en het begeleidende bankensyndicaat aanvaarden geen enkele aansprakelijkheid voor welke schending dan ook van dergelijke beperkingen.

Informatie
Voor informatie over de emissie en Hagemeyer wordt nadrukkelijk verwezen naar het Prospectus in de Engelse taal, gedateerd 16 januari 2004. De tekst van het Prospectus en de statuten van Hagemeyer zijn vanaf vrijdag 16 januari 2004, 9.00 uur Nederlandse tijd beschikbaar op het internet via de pagina www.euronext.com en www.hagemeyer.com. Exemplaren van het Prospectus en de statuten van Hagemeyer zijn tevens kosteloos verkrijgbaar bij Hagemeyer N.V., Rijksweg 69, 1411 GE Naarden en bij ABN AMRO, Equity Capital Markets HQ 7006, Gustav Mahlerlaan 10, 1082 PP Amsterdam, e-mail: prospectus@nl.abnamro.com, fax: 020-6280004.

Global Co-ordinator
ABN AMRO Rothschild

Joint Lead Managers and Joint Bookrunners
ABN AMRO Rothschild   ING Investment Banking   Rabo Securities   NIB Capital Bank N.V.

Subscription, Listing & Paying Agent
ABN AMRO Bank N.V.

ABN·AMRO ROTHSCHILD

16 januari 2004

NRC 11/12/03

HAGEMEYER N.V.

statutair gevestigd te Amsterdam

Oproeping tot het bijwonen van de

ALGEMENE VERGADERING VAN AANDEELHOUDERS

te houden op vrijdag 9 januari 2004, aanvang 14.00 uur, in de Ballroom van het Hilton Hotel Amsterdam, Apollolaan 138 te Amsterdam.

AGENDA

1. Opening.
2. Toelichting herfinanciering Hagemeyer N.V.
3. Voorstellen tot:
   a. uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen in verband met nieuw uit te geven achtergestelde converteerbare obligaties.
   b. het uitsluiten van het voorkeursrecht bij uitgifte van aandelen, daaronder begrepen het verlenen van rechten tot het nemen van aandelen in verband met nieuw uit te geven achtergestelde converteerbare obligaties.
4. Voorstel tot statutenwijziging.
5. Benoeming lid Raad van Bestuur.
6. Rondvraag.
7. Sluiting.

De volledige agenda met toelichting en overige bijlagen, waaronder begrepen een informatie memorandum ("Explanatory Memorandum"), het voorstel tot statutenwijziging met toelichting en de gegevens van de tot lid van de Raad van Bestuur te benoemen persoon, zijn vanaf vandaag kosteloos verkrijgbaar voor aandeelhouders en andere vergadergerechtigden bij Hagemeyer N.V., Rijksweg 69 te Naarden en bij ABN AMRO Bank N.V., Afdeling Service Desk te Breda (tel 076-5799455) en liggen ter inzage aan de Foppingadreef 22 te Amsterdam. Genoemde bescheiden zijn tevens verkrijgbaar bij ABN AMRO Bank N.V., Equity Capital Markets, Amsterdam, e-mail: prospectus@nl.abnamro.com of fax: 020-6280004, onder vermelding van Hagemeyer N.V. en uw adres.

Houders van aandelen aan toonder die de vergadering wensen bij te wonen, dienen hun bank of andere instelling aangesloten bij Necigef B.V. te verzoeken aan bovengenoemde bank een schriftelijke verklaring te overhandigen waarin wordt bevestigd dat:

1. de houder gerechtigd is tot een bepaald aantal aandelen aan toonder dat behoort tot haar verzameldepot van gewone aandelen in Hagemeyer N.V. en
2. de houder gerechtigd zal blijven tot deze aandelen tot en met de sluiting van de vergadering.

Deze verklaring dient uiterlijk op 6 januari 2004 om 17.30 uur bij bovengenoemde bank of ten kantore van Hagemeyer N.V. te zijn gedeponeerd. Via de desbetreffende bank of andere instelling aangesloten bij Necigef B.V., krijgt u een ontvangstbewijs dat geldt als toegangsbewijs voor de vergadering. Houders van aandelen aan toonder waarvoor eerdergenoemde verklaring is afgegeven en die het ontvangstbewijs dat als toegangsbewijs dient niet hebben ontvangen, kunnen toegang tot de vergadering verkrijgen indien zij zich middels een geldig identiteitsbewijs kunnen legitimeren.

Houders van aandelen op naam, houders van certificaten van cumulatief preferente aandelen Hagemeyer N.V. en andere vergader-gerechtigden dienen de Raad van Bestuur schriftelijk in kennis te stellen van hun voornemen om de vergadering bij te wonen. Deze kennisgeving moet uiterlijk op 6 januari 2004 om 17.30 uur door de Raad van Bestuur zijn ontvangen. Onverminderd het vorenstaande kunnen de vergaderrechten ook door een schriftelijk gevolmachtigde worden uitgeoefend. De volmacht moet eveneens uiterlijk op 6 januari 2004 om 17.30 uur door de Raad van Bestuur zijn ontvangen.

Naarden, 11 december 2003
HAGEMEYER N.V.
Raad van Bestuur

HAGEMEYER